United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 12, 2018

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS (CCEP) CAPITAL MARKETS DAY
12 SEPTEMBER 2018

CCEP is hosting a capital markets day for institutional investors and analysts in Wiesbaden, Germany, today and tomorrow. The meeting is hosted by Chairman Sol Daurella, Chief Executive Officer Damian Gammell and Chief Financial Officer Nik Jhangiani.
CCEP announces a new share buyback programme of €1.5 billion alongside an intent to increase the Q4 2018 interim dividend payout ratio from 45% to 50%. CCEP is also announcing mid-term financial objectives and revising full year 2018 outlook guidance, as detailed below.
Damian Gammell, Chief Executive Officer, said:
“Two years ago we created CCEP, now the world’s largest independent Coca-Cola bottler by net revenue. During this time, we have reset the base for profitable growth, delivered on our merger synergy commitments while building for the future. CCEP was always about a bigger and bolder vision beyond the merger. We have the scale, the right operating model and the right talent. We have a realistic and exciting long-term view of the growth opportunity in our markets, having mapped out a vision for the next ten years. We know that winning today allows us to win tomorrow for all of our stakeholders. So we are investing now in core capabilities that will support our growth and set us apart to win.
“Shorter term, I am particularly pleased with how our teams across Great Britain, Germany and Northern Europe have embraced the positive challenges brought by great weather. The strong performance allows us to slightly improve our full year outlook, despite softer summer trading in Spain and France.
“This is further endorsement of the creation of CCEP, which alongside today announcing annual growth objectives over the mid-term and our first share buyback programme, collectively demonstrate our ability to consistently deliver shareholder value as we manage a rich portfolio of markets.”

CAPITAL MARKETS DAY HIGHLIGHTS

•	SHARE BUYBACK PROGRAMME AND INTENT TO INCREASE DIVIDEND PAYOUT RATIO
The company has approved a €1.5 billion(1) share buyback programme to reduce the share capital of the company. The buyback programme will begin as soon as possible with up to €500 million of shares repurchased in 2018 subject to trading volumes. The value of the programme may be adjusted depending on economic, operating, or other factors, including acquisition opportunities.
The buyback programme will be carried out on the New York Stock Exchange and Euronext Amsterdam and will be effected within certain pre-set parameters and in accordance with the general authority to repurchase shares granted by shareholders at the company’s Annual General Meeting on 31 May 2018. CCEP intends to effect the buyback programme in accordance with the EU Market Abuse Regulation 596/2014. The maximum number of ordinary shares authorised for repurchase at the company’s 2018 Annual General Meeting is 48,507,819. All shares repurchased as part of the buyback programme will be cancelled.
Subject to Board approval, the company is also announcing its intention to increase the Q4 2018 interim dividend payout ratio from 45% to 50%.
(1) Existing shareholder authority to buy back shares expires at the end of the 2019 Annual General Meeting or, if earlier, the close of business on 28 June 2019. The company expects to seek further approval from shareholders to buy back shares at subsequent Annual General Meetings.

•	REVISED 2018 OUTLOOK
CCEP now expects revenue growth of approximately 2% to 2.5% and operating profit growth at the top end of the previously stated range of 6% to 7%. Each of these growth figures is on a comparable and FX-neutral basis when compared to 2017 comparable results. This excludes the impact of incremental soft drinks industry taxes, which are expected to add approximately 2% to 2.5% to revenue growth and approximately 3.5% to 4% to cost of goods growth.
CCEP now expects diluted earnings per share (EPS) growth to be in the range of 7% to 8%, on a comparable and FX-neutral basis. At recent rates, currency translation is expected to have a slightly negative impact on 2018 full-year diluted EPS.
The comparable effective tax rate for 2018 is expected to be approximately 25%. Weighted average cost of debt is expected to be approximately 2%.

CCEP remains on track to achieve pre-tax run rate merger synergies of €315 million to €340 million by mid-2019. Further, CCEP expects to have realised at least 80% of the target by year-end 2018 and a run rate of approximately 100%.
CCEP now expects 2018 free cash flow of approximately €1 billion, including the expected benefit from improved working capital of approximately €200 million, offset by the impact of restructuring and integration costs. Capital expenditures are expected to be at the top end of the previously stated range of €525 million to €575 million, including approximately €75 million of capital expenditures related to synergies.
Restructuring cash costs to achieve the aforementioned merger synergies are expected to be approximately 2.25 times expected savings and include cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, our outlook for 2018 and the buyback of up to €500 million in 2018, CCEP expects year end net debt to adjusted EBITDA for 2018 to be towards the low-end of our target range of 2.5 to 3 times. Further, CCEP expects Return on Invested Capital (ROIC) to improve by approximately 80 basis points.

•	CCEP ANNOUNCES MID-TERM ANNUAL FINANCIAL OBJECTIVES

•	Low single digit revenue growth

•	Mid-single digit operating profit growth implying c.20 basis points operating profit margin improvement

•	Mid-single digit diluted EPS growth, excluding share buyback

•	Return on invested capital improvement of c.40 basis points

•	Free cash flow of at least €1 billion (after c.4.5% capital expenditure as a % of revenue)
CCEP also confirms the long-term capital structure target of 2.5 to 3.0 times net debt to adjusted EBITDA.
Growth and improvement measures are each comparable and FX-neutral. The revised 2018 outlook and mid-term annual financial objectives should be read in conjunction with the note regarding the presentation of alternative performance measures.

WEBCAST
CCEP will webcast the main presentation live through its website, www.ccep.com, beginning at 13:30 CEST, 12:30 BST, and 07:30 EDT. This main presentation is expected to last approximately two hours.
CCEP will also webcast a Chairman’s address from Sol Daurella, and a panel Q&A session, beginning at 17:15 CEST, 16:15 BST, and 11:15 EDT. This is expected to last approximately one hour.
A replay and transcript of both sessions will be available at www.ccep.com as soon as possible. A copy of the main presentation will be available through the website on the home page and under the Investors section.

CONTACTS

Sarah Willett, Investor Relations	Claire Huff, Investor Relations
T +44 (0) 7970 145 218	T +44 (0) 7528 251 033

Thor Erickson, Investor Relations	Shanna Wendt, Media Relations
+1.678.260.3110	T +44 (0) 7976 595 168

ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of non-alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

FORWARD-LOOKING STATEMENTS
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks and uncertainties include but are not limited to those set forth in the “Risk Factors” section of the 2017 Annual Report on Form 20-F, including the statements under the following headings: Risks Relating to Consumer Preferences and the Health Impact of Soft Drinks; Risks Relating to Legal and Regulatory Intervention (such as the impact of sugar taxes being implemented in a number of countries in 2018 and the development of regulations regarding packaging); Risks Relating to Business Integration and Synergy Savings; Risks Relating to Cyber and Social Engineering Attacks; Risks Relating to the Market (such as customer consolidation); Risks Relating to Economic and Political Conditions (such as continuing developments in relation to the UK’s exit from the EU); Risks Relating to the Relationship with TCCC and Other Franchisors; Risks Relating to Product Quality (such as shortages of raw materials); and Other Risks.
Due to these risks and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks and uncertainties that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

NOTE REGARDING THE PRESENTATION OF ALTERNATIVE PERFORMANCE MEASURES
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and this document contains forward looking alternative performance measures to allow investors to better analyse our business performance and allow for greater comparability. We are not able to reconcile forward looking non-GAAP information to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability during future periods.
The alternative performance measures included herein do not replace the directly reconcilable GAAP measure. Refer to pages 14 -21 of our 2017 Annual Report issued on 15 March 2018, which detail our non-GAAP performance measures and reconciles, where applicable, our 2017 and 2016 results as reported under IFRS to the non-GAAP performance measures included in this presentation.
For purposes of this document, the following non-GAAP performance measures are defined:
‘Comparable’ represents results excluding items impacting comparability. Items impacting comparability include restructuring charges, merger and integration related costs, out of period mark-to-market impact of hedges, litigation provisions and net tax items relating to rate and law changes. Such items are excluded from our comparable results in order to provide a better understanding of business performance and allow for greater comparability. For 2017 periods, comparable includes final acquisition accounting related adjustments in connection with the Merger. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals. Management utilises free cash flow as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary interest payments.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation and adjusted for items impacting comparability.
‘Return on invested capital’ or ‘ROIC’ is defined as comparable operating profit after tax divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity less cash and cash equivalents.

‘Dividend payout ratio’ is defined as dividend per share divided by comparable diluted earnings per share (a non GAAP performance measure).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: September 12, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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